Mail Stop 3561

February 19, 2009

Via U.S. Mail and Facsimile

Mr. Rysavy
Chief Executive Officer
Gaiam, Inc.
833 W. South Boulder Road
Louisville, Colorado 80027-2452

> RE: Gaiam, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
>
> **File No. 000-27517**

Dear Mr. Rysavy:

We have reviewed your response letter dated January 16, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment and comply with the remainder of the comment in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Note 10. Shareholders' Equity

1. We note your response to our prior comment number 4 in which you indicate that you typically use the closing market price of your common stock on the date of the transaction to value shares issued in connection with acquisition transactions. Please note that such treatment does not comply with the guidance in paragraph 22 of SFAS No.141, which requires that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of the securities issued. Please revise the values assigned to the shares issued in connection with the acquisition transactions that occurred during the various periods presented in your financial statements to comply with the guidance in paragraph 22 of SFAS No.141 or explain why you do not believe this is required.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Vilia Valentine, Chief Financial Officer
(303) 222-3609